PE 1/22/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

APR 06 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004041

NO ACT

April 6, 2016

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 4-6-16

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: BlackRock, Inc.
Incoming letter dated January 22, 2016

Dear Mr. Gerber:

This is in response to your letter dated January 22, 2016 concerning the shareholder proposal submitted to BlackRock by the Stephen M Silberstein Revocable Trust. We also have received a letter on the proponent's behalf dated February 17, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

April 6, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BlackRock, Inc.
Incoming letter dated January 22, 2016

The proposal requests that the board issue a report which evaluates options for bringing the company's voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies and including a broader range of research sources and principles for interpreting compensation data.

We are unable to concur in your view that BlackRock may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that BlackRock may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that BlackRock may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on senior executive compensation. Accordingly, we do not believe that BlackRock may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 17, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Blackrock Regarding Executive Compensation on Behalf of the Stephen M. Silberstein Revocable Trust

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

The Stephen M. Silberstein Revocable Trust (the "Proponent") is beneficial owner of common stock of Blackrock, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated Jan. 22, 2016 sent to the Securities and Exchange Commission by Marc Gerber of Skadden, Arps, Slate, Meagher & Flom LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2016 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Marc Gerber.

SUMMARY

The Proposal, included in its entirety as an Exhibit to this letter, request that the Board of Directors issue a report evaluating options for bringing its proxy voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies, and including a broader range of research sources and principles for interpreting compensation data. Such report should assess whether and how the proposed changes would advance the interests of its clients and shareholders.

The Company asserts that the Proposal is excludable either as relating to the Company's ordinary business operations under Rule 14a-8(i)(7) or under Rule 14a-8(i)(3) because it contains misleading information. The Proposal is not excludable under Rule 14a-8(i)(7)

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

because it addresses a significant policy issue that has long been recognized by Staff, executive compensation. The Proposal is also not excludable under Rule 14a-8(i)(3) because it is easily revised to avoid any misleading content, by changing one word in the supporting statement from "will" to "may".

ANALYSIS

I. The subject matter of the Proposal is the significant social policy issue of executive compensation and, therefore, the Proposal may not be excluded under Rule 14a-8(i)(7) as relating to ordinary business.

The Company argues that the Proposal deals with a matter of ordinary business. However, the Staff has long recognized that proposals focused on executive compensation address a significant policy issue and, therefore, are not excludable under Rule 14a-8(i)(7). The fact that the Proposal focuses on the Company's *proxy voting practices* on executive compensation does not render this issue excludable where shareholders seek additional disclosure and attention to this significant policy issue.

The primary focus of the Proposal on a core business practice, in this instance, proxy voting, does not make the Proposal excludable since the topical focus is a significant policy issue, *i.e.*, executive compensation. Staff Legal Bulletin, SLB 14H (CH) makes the distinction clear between an underlying subject matter focus – in this instance, executive compensation -- and the core "nitty gritty" business practices that may well be touched upon in addressing that issue, in this instance, proxy voting practice:

> [T]he Commission has stated that proposals focusing on a significant policy issue are not excludable under the ordinary business exception "because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7).[1]

The Staff's recent decision in *Franklin Resources, Inc.* (November 24, 2015) demonstrates specifically that a proposal that seeks additional disclosure on proxy voting policies is not excludable if the proposal, in its entirety, addresses a significant policy issue. In that instance, the proposal sought disclosure of issues of incongruity between the company's proxy voting record and its policies on climate change. Similarly, in the present instance, consistency between the Company's executive compensation posture and its proxy voting record raises the same kinds of significant policy questions for shareholders.

---

[1] http://www.sec.gov/interps/legal/cfslb14h.htm

A. Executive compensation is a significant policy issue.

Proposals addressing the subject matter of executive compensation have long been found by the Staff to not be excludable on the basis of Rule 14a-8(i)(7). Examples include *Bank of America* (February 3, 2016) (clawbacks); *J.P. Morgan Chase and Company* (March 9, 2015)(disclosure regarding whether the company's clawback provisions were applied in the previous fiscal year); *Conoco Phillips* (February 13, 2015) (avoiding use of metrics based on reserves to determine the amount of senior executive incentive compensation without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a demand reduction scenario); *Citigroup* (February 4, 2015) (clawback policy amendment); *SunTrust Company* (January 6, 2015) (the Staff noted specifically that the proposal focused on the "significant policy issue of senior executive compensation".); *Goldman Sachs Group* (January 6, 2011) (review of senior executive compensation policies, with the Staff noting that it focused on the "significant policy issue of senior executive compensation.")

When it comes to the particular subject matter of the Proposal—investor oversight of executive compensation at portfolio companies—it is clear from the adoption of the Dodd Frank provisions on executive compensation 15 U.S.C.A. § 78n-1 that Congress viewed these matters as an important policy issue. In particular, in adoption of the legislation mandating the Say on Pay rule, Congressmen debating the adoption of the provision noted:

> The committee believes that shareholders, as the owners of the corporation, have a right to express their opinion collectively on the appropriateness of executive pay.[2]

Nell Minow, currently of Value Edge Advisors, and at the time serving as editor and cofounder of the Corporate Library, testifying before a hearing on Dodd Frank, HR 1257 before the House committee on financial services in 2007 noted:

> [E]xcessive CEO compensation is the single best predictor of litigation and liability risk for the corporation, so shareholders have a very strong motive in terms of what is going to be coming out of their own pocket already in addressing this issue.

B. The social policy issue of the Proposal has a clear nexus to the Company.

As stated by the Staff in Section B of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009):

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be

[2] The Senate Committee on Banking, Housing, and Urban Affairs, Friday, April 30, 2010.

excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.

As the world's largest institutional investor, Blackrock has a strong impact on the issue of executive compensation throughout the marketplace. Congress has determined through the Dodd Frank Act that executive compensation is an issue worthy of voting by shareholders, resulting in the SEC Say on Pay rule, adopted by the Staff in January 2011. As a result, the investing marketplace is actively scrutinizing corporate executive compensation packages. It would be ironic and inconsistent with congressional intent to then limit the accountability of major investors for their voting on these packages.

In this instance, there can be little question of the nexus to the Company. This is demonstrated by the Company's strong emphasis on executive compensation on matters in publications that it has included in its no action request.

The Company's case citations on ordinary business are inapposite.

The Company cites examples of ordinary business exclusion cases where the Staff has not recognized an overriding significant policy issue. For example, *PPG Industries* (Feb. 26, 2015); *The Coca-Cola Company* (Jan. 21, 2009, *recon. denied* Apr. 21, 2009), *Franklin Resources, Inc.* (Dec. 1, 2014) ("*Franklin Resources 2014*"), *State Street Corp.* (Feb. 24, 2009) or where the proposal touched on both ordinary business and extraordinary transactions, *The Reader's Digest Association, Inc.* (Aug. 18, 1998).

Blackrock attempts to make the same kinds of arguments that failed in the recent Staff decision in *Franklin Resources Inc.,* regarding the special fiduciary duties of the Company in relation to proxy voting. The arguments here should fail for the same reason they failed in that instance, namely that the Proposal does not restrict or interfere with the Company's fiduciary duties, but only increases accountability of the Company to shareholders.

The Company constructs its argument that the Proposal delves too far into the Company's ordinary business matters by selectively quoting from the Proposal. Reading the actual text of the Proposal clarifies that the proposal does not bind the company's responses:

> Resolved: Shareowners request that the Board of Directors issue a report to shareholders by December 2016, at reasonable cost and omitting proprietary information, which evaluates options for bringing its voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies, and including a broader range of research sources and principles for interpreting compensation data. Such report should assess whether and how the proposed changes would advance the interests of its clients and shareholders.

As such, the Proposal merely asks for a report evaluating options for bringing voting practices in line with its stated policies, and evaluating whether and how the proposed changes would advance the interests of its clients and shareholders. As such, the Proposal does not micromanage or otherwise intrude on the Company's managerial prerogatives, but merely asks for accountability by the Company on its proxy voting practices and system.

Further, the Proposal does not go beyond the significant policy issue subject matter to address non-transcendent issues as was the case in *JP Morgan Chase & Co.* (Mar. 12, 2010) (addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions"); *Bank of America Corp.* (Feb. 24, 2010) ("matters beyond the environmental impact of Bank of America's project finance decisions"); or *PetSmart, Inc.* (Mar. 24, 2011) ("from serious violations such as animal abuse to violations of administrative matters such as record keeping'").

In this instance, the Proposal strictly focuses on the issue of executive compensation, and as such, is not excludable on such a basis.

II. The Proposal is not excludable under Rule 14a-8(i)(3) because it can easily be revised to avoid misleading interpretation.

The Company notes that the Proposal contains misleading information in that it mischaracterizes Blackrock's voting policies. The Proponent acknowledges that an error was made in drafting the supporting statement, and requests permission to change one word in the statement to make it accurate. The supporting statement indicates that Blackrock's publication, "Our Approach to Executive Compensation," "states that *it will oppose advisory votes in specific cases, including when*: 'We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers.'" (Emphasis added). This statement is objectively false and misleading as Blackrock has not published any such blanket statement that it will necessarily oppose compensation matters.

The referenced publication in actuality states the following:

> We *may determine to vote against the election of compensation committee members and/or Say on Pay proposals in certain instances, including but not limited to when:* . . . We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers.

To the extent that the language of the Proposal may mislead investors, we request that the Staff allow the Proponent to submit a revision to the Proposal, substituting "may" for "will", so that it reads that the Company "may oppose advisory votes in specific cases, including when…"

This is consistent with Staff practice. In contrast to the proposals that the Company cites, in which misleading statements were not easily rectified, the substitution of one word in the present instance can correct any concern about misleading communications.

As the Staff has stated in Staff Legal Bulletin 14:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects... [W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

The present case is an example of a proposal that is easily modified to not be misleading. As such, this case is distinguishable from the numerous cases cited by Blackrock in its No-Action Request Letter, because in those cases exclusion of the proposals was the only viable recourse, because a simple wording change was not possible.

In *Ferro Corp.* (Mar. 17, 2015), the proposal recommended that the company change its jurisdiction of incorporation from Ohio to Delaware on the purported basis that corporate law in Delaware is substantially more shareholder-friendly than Ohio law, whereas Ohio corporate law is substantially more management-friendly. The proposal mentioned several ways in which the laws of the two states differed, but a significant number of the statements turned out to be false or inaccurate. The effect was to convey that the laws of the different states were far more distinct than in actuality, thus making the proposal materially false.

Similarly, in *Jeffries Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008), the proposal recommended that the proxy statement for each annual meeting contain a proposal, "submitted and supported by company management," for a shareholder advisory vote regarding executive compensation. However, neither the board nor management supported such votes.

In *Bear Stearns Companies, Inc.* (Jan 30, 2007) and *Entergy Corp.* (Feb. 14, 2007), the proposals requested that the company boards give shareholders an advisory vote at each annual meeting to approve a compensation committee report, which would allow "stockholders a clear voice that could help reduce excessive pay." The Bear Stearns Companies, Inc. (Jan 30, 2007). However, the reports only addressed whether each company's compensation committee discussed executive compensation with management and whether the committee recommended to the board that its compensation discussion and analysis be included in the proxy statement. Because the compensation committee reports did not address any substance regarding executive compensation, the proposals were deemed to be misleading in light the proposal's stated premise. Moreover, the proposals in the Bear Stearns Companies, Inc. (Jan 30, 2007) and Entergy Corp. (Feb. 14, 2007) contained numerous misleading, and irrelevant statements regarding executive compensation at the company, whereas the Proposal here is alleged to have only one that is easily rectified.

CONCLUSION

Based upon the foregoing analysis, we urge the Staff to notify the Company that the Proposal is not excludable and, therefore, the Company may not omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8. Please feel free to phone me at 413 549-7333 if you have any questions regarding this matter.

Sincerely,

Sanford Lewis

Cc:
Marc Gerber
Stephen M. Silberstein

Whereas: Blackrock, like all investment managers, is responsible for voting proxies of companies in its portfolios. It has a fiduciary responsibility (or duty) to vote proxies in a responsible manner, which includes ensuring executive pay is sufficiently tied to performance and discourages excessive and unwarranted CEO pay.

From July 1, 2014 through June 30, 2015, Blackrock approved, with its "Say on Pay" proxy votes, 99 percent of CEO pay packages in the S&P 500 companies. This level of support was higher than that of other investment managers; the average approval rating of 118 of these managers was 90 percent.

We find Blackrock's voting record inconsistent with evidence on long term performance. Blackrock's publication "Our Approach to Executive Compensation" states that it will oppose advisory votes in specific cases, including when: "We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers."

As noted above, the company has voted in favor of most executive compensation advisory votes (Say on Pay proposals). Yet a report by the As You Sow Foundation, *The 100 Most Overpaid CEOS*, shows that when viewed over the long term, growth in executive compensation of S&P 500 companies, has generally outpaced performance.

Numerous academic studies, for example Lucien Bebchuck's "Pay Without Performance", have shown a history of growing executive pay disconnected from company performance. Even when companies purport to link performance, in reality they often do not. For example, some analysts point out that company performance is frequently determined by forces outside the executives' control. Other analyses have highlighted weak performance targets, for example revenue growth merely equal to the inflation rate.

Resolved: Shareowners request that the Board of Directors issue a report to shareholders by December 2016, at reasonable cost and omitting proprietary information, which evaluates options for bringing its voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies, and including a broader range of research sources and principles for interpreting compensation data. Such report should assess whether and how the proposed changes would advance the interests of its clients and shareholders.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

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January 22, 2016

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BlackRock, Inc. – 2016 Annual Meeting
Omission of Shareholder Proposal Submitted by
The Stephen M Silberstein Revocable Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, BlackRock, Inc., a Delaware corporation ("BlackRock"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with BlackRock's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Stephen M Silberstein Revocable Trust (the "Proponent") from the proxy materials to be distributed by BlackRock in connection with its 2016 annual meeting of stockholders (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of BlackRock's intent to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to BlackRock.

I. The Proposal

The resolution contained in the Proposal is set forth below:

> **Resolved:** Shareowners request that the Board of Directors issue a report to shareholders by December 2016, at reasonable cost and omitting proprietary information, which evaluates options for bringing its voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies, and including a broader range of research sources and principles for interpreting compensation data. Such report should assess whether and how the proposed changes would advance the interests of its clients and shareholders.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in BlackRock's view that it may exclude the Proposal from the 2016 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to BlackRock's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

III. Background

BlackRock received the Proposal, accompanied by a cover letter from the Proponent, and a letter from Charles Schwab, on December 16, 2015. Copies of the Proposal and related correspondence are attached hereto as Exhibit A.

IV. BlackRock May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to its Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. *See* 1998 Release. The first recognizes that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the proposal deals with ordinary business matters. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983).

In accordance with this guidance, the Staff has consistently permitted companies to exclude proposals seeking a report on the board's evaluation of options available to a company when the underlying subject matter of those proposals dealt with the company's ordinary business operations. *See, e.g., PPG Industries* (Feb. 26, 2015) (permitting exclusion of a proposal requesting that the board report to shareholders "on options for policies and practices [the company] can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings" as dealing with the ordinary business matter of product development); *The Coca-Cola Company* (Jan. 21, 2009, *recon. denied* Apr. 21, 2009) (permitting exclusion of a proposal requesting that the board prepare a report "evaluating new or expanded policy options to enhance the transparency of information to consumers of bottled beverages" as dealing with the ordinary business matter of marketing and consumer relations); *The Reader's Digest Association, Inc.* (Aug. 18, 1998) (permitting exclusion of a proposal requesting that the board "retain an independent investment banking firm to evaluate the options for reorganization or divestment of any or all [c]ompany assets or strategic acquisitions and to report the results publicly" as dealing with the ordinary business matter of "non-extraordinary transactions").

In this case, the underlying subject matter of the Proposal falls squarely within BlackRock's ordinary business operations. As a fiduciary asset manager, BlackRock has a duty to act in the best interests of its clients, including protecting and enhancing the value of its clients' assets. As the Commission stated, an investment adviser's fiduciary duties under the Investment Advisers Act of 1940 require the adviser to monitor corporate events and to vote proxies in a manner consistent with the best interests of its clients. *See* Investment Advisers Act Release No. IA-2106 (Jan. 31, 2003). Consistent with these duties, BlackRock has established a highly-regarded Corporate Governance and Responsible Investment

("CGRI") team (recently renamed "BlackRock Investment Stewardship"), comprising 22 corporate governance professionals, who work as part of BlackRock's investment function to deliver value to BlackRock's clients. BlackRock prioritizes engaging with companies, which provides BlackRock with the opportunity to improve its understanding of investee companies and their governance structures in order to better inform its voting decisions. BlackRock's CGRI team publishes a set of voting guidelines for U.S. securities (the "Voting Guidelines"), which is reviewed on an annual basis in light of corporate governance and proxy voting trends and the CGRI team's experiences engaging with companies so that the Voting Guidelines continue to be in the best interests of BlackRock's clients. A copy of the current version of the Voting Guidelines is attached hereto as Exhibit B and is publicly available on BlackRock's website.[1] The Voting Guidelines provide transparency to investors and companies to better understand how the CGRI team analyzes certain proxy voting issues and state that they "are not intended to limit the analysis of individual issues at specific companies and are not intended to provide a guide to how BlackRock will vote in every instance" and are "applied with discretion, taking into consideration the range of issues and facts specific to the company and the individual ballot item." Consideration of such issues requires the expertise and experience of BlackRock's CGRI team and should not be subject to direct shareholder oversight. Moreover, in order to avoid potential conflicts of interest that could otherwise arise in the course of BlackRock fulfilling its duties to its clients, BlackRock has implemented a structural separation that insulates the CGRI team's decision-making process from BlackRock management, and that decision-making cannot, as a practical matter, be subject to direct shareholder oversight or otherwise micromanaged.

The Staff has determined that proposals dealing with proxy voting policies and practices are excludable under Rule 14a-8(i)(7). In *Franklin Resources, Inc.* (Dec. 1, 2014) ("*Franklin Resources 2014*"), for example, the Staff permitted exclusion on ordinary business grounds of a proposal requesting the board to review the company's proxy voting policies and practices, taking into account the company's corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented, and to report the results of such review to investors. *See also State Street Corp.* (Feb. 24, 2009) (same).

Here, not only does the Proposal request a report on BlackRock's "voting practices" and "proxy voting guidelines," as in *Franklin Resources 2014* and *State Street*, it delves even further into BlackRock's ordinary business matters by

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[1] *See* http://www.blackrock.com/corporate/en-us/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf.

requesting that BlackRock evaluate and report to shareholders on a series of other tasks, including:

- incorporating into its proxy voting analyses "a broader range of research sources and principles for interpreting compensation data,"
- "adopting best practices of other asset managers and independent ratings agencies,"
- modifying its "voting practices," and
- "adopting changes to proxy voting guidelines."

Thus, the Proposal seeks a report on altering the methods used by BlackRock's CGRI team to perform its part of the investment function, including how the CGRI team engages with companies, analyzes issues and votes proxies, all of which is done to enhance and protect client assets. Among other things, decisions concerning how to best interpret compensation data, as well as the adoption of proxy voting guidelines and the exercise of proxy voting rights, are matters that are fundamental to the day-to-day operations of BlackRock. Thus, the Proposal deals with ordinary business matters similar to, and even beyond, those involved in *Franklin Resources 2014* and *State Street* and, therefore, the Proposal is excludable under Rule 14a-8(i)(7).

The Proposal is excludable even though it may touch on a significant policy issue. The central question in determining whether the significant policy exception to the ordinary business exclusion is implicated is whether the proposal *focuses* primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct. 27, 2009). As a result, the Staff has consistently permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though the proposal also touched on matters relating to a significant policy issue. *See, e.g., JP Morgan Chase & Co.* (Mar. 12, 2010) (permitting exclusion of a proposal requesting the adoption of a policy barring future financing of companies engaged in mountain top removal coal mining, a practice that impacted the environment, on the basis that the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions"); *Bank of America Corp.* (Feb. 24, 2010) (permitting exclusion of a proposal requesting that the board issue a report describing the implementation of the company's policy regarding funding of companies engaged predominantly in mountain top removal coal mining on the basis that the proposal addressed "matters beyond the environmental impact of Bank of America's project finance decisions"). *See also PetSmart, Inc.* (Mar. 24, 2011) (permitting exclusion of a proposal requesting that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty on the basis that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'").

As discussed above, much like the proposals at issue in *Franklin Resources 2014* and *State Street*, the Proposal focuses on revisions to voting practices and policies, which are ordinary business matters, rather than on a significant policy issue. In addition, the Proposal seeks to engage BlackRock in a broad range of other tasks related to BlackRock's ordinary business operations, such as methodolgies for analyzing compensation data. Thus, while the Proposal may reference executive compensation, it is not focused on that significant policy issue. In this regard, the Proposal stands in marked contrast to the proposal at issue in *Franklin Resources, Inc.* (Nov. 24, 2015) ("*Franklin Resources 2015*"), where the Staff did not permit exclusion under Rule 14a-8(i)(7) on the basis that the proposal focused on a significant policy issue. There, the proposal requested that the board issue a climate change report to shareholders "assess[ing] any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change." Seeking an analysis of purported incongruities is fundamentally different than seeking a report on ways to change voting guidelines, voting processes and methods by which data are analyzed. Thus, the proposal in *Franklin Resources 2015* that was focused on significant policy issues and not ordinary business matters was very different from the instant Proposal.

Accordingly, consistent with the precedent described above, BlackRock believes that the Proposal is excludable under Rule 14a-8(i)(7) as relating to BlackRock's ordinary business operations.

V. BlackRock May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. Specifically, Rule 14a-9(a) prohibits false or misleading statements "with respect to any material fact, or which omit[s] to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In accordance with SLB 14B, the Staff has consistently permitted exclusion of proposals under Rule 14a-8(i)(3) where such proposals were false or misleading under Rule 14a-9. *See, e.g.*, *Ferro Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting a change in the company's jurisdiction of incorporation to Delaware where the proposal mischaracterized pertinent aspects of Ohio law); *AT&T Inc.* (Feb. 2, 2009) (permitting exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent director where the proposal mischaracterized the independence definition set by the Council of Institutional Investors); *Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (permitting exclusion of a proposal requesting a shareholder advisory vote at the annual meeting where the proposal claimed the advisory vote was to be "supported by company management"); *Entergy Corp.* (Feb. 14, 2007) (permitting exclusion of a proposal requesting that the board adopt a policy giving shareholders the opportunity to vote on an advisory management resolution to approve the compensation committee report where the supporting statement made objectively false statements regarding executive compensation at the company, director committee membership and director stock ownership); *The Bear Stearns Companies, Inc.* (Jan. 30, 2007) (permitting exclusion of a proposal requesting that the board adopt a policy giving shareholders the opportunity to vote on an advisory management resolution to approve the compensation committee report where the proposal made false statements regarding the effects the proposal would have on shareholders).

Similarly, the Proposal here is materially false and misleading in a manner that would significantly impact shareholders' views of the Proposal. The Proposal, which centers on "bringing [BlackRock's] voting practices in line with its stated principle of linking executive compensation and performance," substantially mischaracterizes BlackRock's voting policies. The supporting statement indicates that BlackRock's publication, "Our Approach to Executive Compensation," "states that *it will oppose advisory votes in specific cases, including when*: 'We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers.'" (Emphasis added). This statement is objectively false and misleading as BlackRock has not published any such blanket statement that it will necessarily oppose compensation matters. The Proponent appears to reference the March 2015 publication, a copy of which is attached hereto as Exhibit C and is publicly available on BlackRock's website.[2] That publication in actuality states the following:

[2] *See* http://www.blackrock.com/corporate/en-us/literature/fact-sheet/blk-responsible-investment-approach-exec-comp.pdf.

> We *may determine to vote against the election of compensation committee members and/or Say on Pay proposals in certain instances, including but not limited to when*: . . . We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers.

(Emphasis added). Further, as indicated in the Voting Guidelines, which includes language identical to that in "Our Approach to Executive Compensation," such guidelines are "not intended to provide a guide to how BlackRock will vote in every instance" and instead are "applied with discretion, taking into consideration the range of issues and facts specific to the company and the individual ballot item." A fundamental premise of the Proposal is that BlackRock's voting guidelines and practices are in some way insufficient, ineffective and in need of repair. Accordingly, the text of the Voting Guidelines is directly relevant and material to an investor's decision on how to vote on the Proposal. The material misstatement in the Proposal misleadingly fails to capture the more nuanced approach taken by BlackRock's CGRI team to company engagement and proxy voting, which is fundamental to Blackrock's overall investment approach. Therefore, the Proposal is materially false and misleading such that it would significantly impact shareholders' views on the Proposal.

Accordingly, consistent with the precedent described above, BlackRock believes that the Proposal violates Rule 14a-9 and is excludable under Rule 14a-8(i)(3).

VI. Conclusion

For the foregoing reasons, BlackRock respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2016 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Marc S. Gerber

Attachments

cc: R. Andrew Dickson, III, Director & Corporate Secretary
BlackRock, Inc.

Stephen Silberstein, Trustee
The Stephen M Silberstein Revocable Trust

EXHIBIT A

(see attached)

December 14, 2015

Attention: Corporate Secretary
BlackRock, Inc.
55 East 52nd Street
New York, New York 10055

Dear Corporate Secretary:

The Stephen M Silberstein Revocable Trust is the owner of over $2,000 of BlackRock stock held continuously for over one year. I intend to continue to hold this stock until after the upcoming Annual Meeting.

The Stephen M Silberstein Revocable Trust is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

I will attend the stockholders' meeting to move the resolution as required.

Please address any correspondence to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Stephen Silberstein
Trustee
The Stephen M Silberstein Revocable Trust

Enclosures: Shareholder Proposal, Proof of Share Ownership

Whereas: Blackrock, like all investment managers, is responsible for voting proxies of companies in its portfolios. It has a fiduciary responsibility (or duty) to vote proxies in a responsible manner, which includes ensuring executive pay is sufficiently tied to performance and discourages excessive and unwarranted CEO pay.

From July 1, 2014 through June 30, 2015, Blackrock approved, with its "Say on Pay" proxy votes, 99 percent of CEO pay packages in the S&P 500 companies. This level of support was higher than that of other investment managers; the average approval rating of 118 of these managers was 90 percent.

We find Blackrock's voting record inconsistent with evidence on long term performance. Blackrock's publication "Our Approach to Executive Compensation" states that it will oppose advisory votes in specific cases, including when: "We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers."

As noted above, the company has voted in favor of most executive compensation advisory votes (Say on Pay proposals). Yet a report by the As You Sow Foundation, *The 100 Most Overpaid CEOS*, shows that when viewed over the long term, growth in executive compensation of S&P 500 companies, has generally outpaced performance.

Numerous academic studies, for example Lucien Bebchuck's "Pay Without Performance", have shown a history of growing executive pay disconnected from company performance. Even when companies purport to link performance, in reality they often do not. For example, some analysts point out that company performance is frequently determined by forces outside the executives' control. Other analyses have highlighted weak performance targets, for example revenue growth merely equal to the inflation rate.

Resolved: Shareowners request that the Board of Directors issue a report to shareholders by December 2016, at reasonable cost and omitting proprietary information, which evaluates options for bringing its voting practices in line with its stated principle of linking executive compensation and performance, including adopting changes to proxy voting guidelines, adopting best practices of other asset managers and independent rating agencies, and including a broader range of research sources and principles for interpreting compensation data. Such report should assess whether and how the proposed changes would advance the interests of its clients and shareholders.

charles
SCHWAB

December 14, 2015

Charles Schwab, a DTC participant, acts as the custodian for The Stephen M Silberstein Revocable Trust with Account Number FISMA & OMB Memorandum M-07-16 As of and including December 14, 2015, Charles Schwab has held 582 shares of Blackrock INC stock with voting rights continuously for over one year on behalf of The Stephen M Silberstein Revocable Trust.

Best Regards,

Scott Yarberry
Relationship Specialist
Advisor Services
Charles Schwab & CO. INC

EXHIBIT B

(see attached)

BLACKROCK®

Proxy voting guidelines for U.S. securities

February 2015

Proxy voting guidelines for U.S. securities

Contents

Proxy voting guidelines for U.S. securities

These guidelines should be read in conjunction with BlackRock's Global Corporate Governance and Engagement Principles, which are available on-line at www.blackrock.com

Introduction

BlackRock, Inc. and its subsidiaries (collectively, "BlackRock") seek to make proxy voting decisions in the manner most likely to protect and promote the economic value of the securities held in client accounts. The following issue-specific proxy voting guidelines (the "Guidelines") are intended to summarize BlackRock's general philosophy on corporate governance matters and approach to issues that may commonly arise in the proxy voting context for U.S. securities. These Guidelines are not intended to limit the analysis of individual issues at specific companies and are not intended to provide a guide to how BlackRock will vote in every instance. Rather, they share our view about corporate governance issues generally, and provide insight into how we typically approach issues that commonly arise on corporate ballots as well as our expectations of boards of directors. They are applied with discretion, taking into consideration the range of issues and facts specific to the company and the individual ballot item.

Voting guidelines

These guidelines are divided into six key themes which group together the issues that frequently appear on the agenda of annual and extraordinary meetings of shareholders.

The six key themes are:

- Boards and directors
- Auditors and audit-related issues
- Capital structure, mergers, asset sales and other special transactions
- Remuneration and benefits
- Social, ethical and environmental issues
- General corporate governance matters

Boards and directors

Director elections

BlackRock generally supports board nominees in most uncontested elections. BlackRock may withhold votes from certain directors on the board or members of particular board committees (or prior members, as the case may be) in certain situations, including, but not limited to:

- The independent chair or lead independent director and members of the governance committee, where a board fails to implement shareholder proposals that receive a majority of votes cast at a prior shareholder meeting, and the proposals, in our view, have a direct and substantial impact on shareholders' fundamental rights or long-term economic interests.

- The independent chair or lead independent director and members of the governance committee, where a board implements or renews a poison pill without seeking shareholder approval beforehand or within a reasonable period of time after implementation.

- The independent chair or lead independent director and members of the governance committee, where a board amends the charter/articles/by-laws such that the effect may be to entrench directors or to significantly reduce shareholder rights. In such cases, in determining whether to withhold support from directors, we will consider in part the company's publicly stated rationale for the changes and whether the board has determined to seek shareholder approval beforehand or within a reasonable period of time after implementation.

- The independent chair or lead independent director, members of the nominating committee, and/or the longest tenured director(s), where we observe a lack of board responsiveness to shareholders on board composition concerns, evidence of board entrenchment, insufficient attention to board diversity, and/or failure to promote adequate board succession planning over time in line with the company's stated strategic direction.

- An insider or affiliated outsider who sits on the board's audit, compensation, nominating or governance committees (the "key committees"), which we believe generally should be entirely independent. However, BlackRock will examine a board's complete profile when questions of independence arise prior to casting a withhold vote for any director. For controlled companies, as defined by the U.S. stock exchanges, we will only vote against insiders or affiliates who sit on the audit committee, but not other key committees.

- Members of the audit committee during a period when the board failed to facilitate quality, independent auditing, for example, if substantial accounting irregularities suggest insufficient oversight by that committee.

- Members of the audit committee during a period in which we believe the company has aggressively accounted for its equity compensation plans.

- Members of the compensation committee during a period in which executive compensation appears excessive relative to performance and peers, and where we believe the compensation committee has not already substantially addressed this issue.

- Members of the compensation committee where the company has repriced options without contemporaneous shareholder approval.

- The chair of the nominating committee, or where no chair exists, the nominating committee member with the longest tenure, where board member(s) at the most recent election of directors have received withhold votes from more than 30% of shares voting and the board has not taken appropriate action to respond to shareholder concerns. This may not apply in cases where BlackRock did not support the initial withhold vote.

- The chair of the nominating committee, or where no chair exists, the nominating committee member with the longest tenure, where the board is not composed of a majority of independent directors. However, this would not apply in the case of a controlled company.

- Where BlackRock obtains evidence that casts significant doubt on a director's qualifications or ability to represent shareholders.

- Where it appears the director has acted (at the company or at other companies) in a manner that compromises his or her reliability in representing the best long-term economic interests of shareholders.

- Where a director has a pattern of poor attendance at combined board and applicable key committee meetings. Excluding exigent circumstances, BlackRock generally considers attendance at less than 75% of the combined board and applicable key committee meetings by a board member to be poor attendance.

- Where a director has committed himself or herself to service on a large number of boards, such that we deem it unlikely that the director will be able to commit sufficient focus and time to a particular company (commonly referred to as "over-boarding"). While each situation will be reviewed on a case-by-case basis, BlackRock is most likely to withhold votes for over-boarding where a director is: 1) serving on more than four public company boards; or 2) is a chief executive officer at a public company and is serving on more than two public company boards in addition to the board of the company where they serve as chief executive officer.

If a board maintains a classified structure, it is possible that the director(s) with whom we have a particular concern may not be subject to election in the year that the concern arises. In such situations, if we have a concern regarding a committee or committee chair, we generally register our concern by withholding votes from all members of the relevant committee who are subject to election that year.

Director independence

We expect that a board should be majority independent. We believe that an independent board faces fewer conflicts and is best prepared to protect shareholder interests. Common impediments to independence in the U.S. may include, but are not limited to:

- Employment by the company or a subsidiary as a senior executive within the previous five years
- Status as a founder of the company
- Substantial business or personal relationships with the company or the company's senior executives
- Family relationships with senior executives or founders of the company
- An equity ownership in the company in excess of 20%

Board composition and effectiveness

We encourage boards to routinely refresh their membership to ensure the relevance of the skills, experience and attributes of each director to the work of the board. To ensure that the board remains effective, regular reviews of board performance should be carried out and assessments made of gaps in skills or experience amongst the members. BlackRock believes it is beneficial for new directors to be brought onto the board periodically to refresh the group's thinking and to ensure both continuity and adequate succession planning. We believe that the nominating committee of the board has the ability to implement such refreshment. In identifying potential candidates, boards should take into consideration the diversity of experience and expertise of the current directors and how that might be augmented by incoming directors. We encourage boards to disclose their views on: the mix of competencies, experience and other qualities required to effectively oversee and guide management; the process by which candidates are identified and selected, including whether professional firms or other sources outside of incumbent directors' networks have been engaged to identify and/or assess candidates; the process by which boards evaluate themselves and any significant outcomes of the evaluation process, without divulging inappropriate and/or sensitive details; the consideration given towards board diversity, including, but not limited to, diversity of gender, race, age, experience, and skills; and other factors taken into account in the nomination process.

While we support regular board refreshment, we are not opposed in principle to long-tenured directors nor do we believe that long board tenure is necessarily an impediment to director independence. We believe that a variety of director tenures within the boardroom can be beneficial to ensure board quality and continuity of experience; our primary concern is that board members are able to contribute effectively as corporate strategy evolves and business conditions change over time, and that all directors, regardless of tenure, demonstrate appropriate responsiveness to shareholders over time. We acknowledge that each director brings their own unique skills and experiences and that no single person can be expected to bring all relevant skill sets to a board; at the same time, we generally do not believe it is necessary or appropriate to have any particular director on the board solely by virtue of a singular background or specific area of expertise.

As a result of the nominating committee's responsibility for board composition and refreshment over time, we typically oppose shareholder proposals imposing arbitrary limits on the pool of directors from which shareholders can choose their representatives. However, where boards find that age limits or term limits are the most efficient and objective mechanism for ensuring periodic board refreshment, we generally defer to the board's determination in setting such limits.

Board size

We generally defer to the board in setting the appropriate size. We believe directors are generally in the best position to assess what size is optimal to ensure a board's effectiveness. However, we may oppose boards that appear too small to allow for effective shareholder representation or too large to function efficiently.

CEO and management succession planning

There should be a robust CEO and management succession plan in place at the board level that is reviewed and updated on a regular basis. We expect succession planning to cover both long-term planning consistent with the strategic direction of the company and identified leadership needs over time as well as short-term planning in the event of an unanticipated executive departure. We acknowledge that both internal and external management candidates may be considered, as informed by required skill sets and cultural fit considerations and as appropriate to the company's circumstances. We encourage the company to explain its executive succession planning process, including where accountability lies within the boardroom for this task, without prematurely divulging sensitive information commonly associated with this exercise.

Classified board of directors/staggered terms

A classified board of directors is one that is divided into classes (generally three), each of which is elected on a staggered schedule (generally for three years). At each annual meeting, only a single class of directors is subject to reelection (generally one-third of the entire board).

We believe that classification of the board dilutes shareholders' right to evaluate promptly a board's performance and limits shareholder selection of their representatives. By not having the mechanism to immediately address concerns we may have with any specific director, we may be required to register our concerns through our vote on the directors who are subject to election that year (see "Director elections" for additional detail). Furthermore, where boards are classified, director entrenchment is more likely, because review of board service generally only occurs every three years. Therefore, we typically vote against classification and for proposals to eliminate board classification.

Contested director elections

Most director elections are not competitive, but shareholders are sometimes presented with competing slates of director candidates. Generally, such proxy contests are the result of a shareholder (or group of shareholders) seeking to change the company's strategy or address failures in the board's oversight of management. The details of proxy contests are assessed on a case-by-case basis. We evaluate a number of factors, which may include, but are not limited to: the qualifications of the dissident and management candidates; the validity of the concerns identified by the dissident; the viability of both the dissident's and management's plans; the likelihood that the dissident's solutions will produce the desired change; and whether the dissidents represent the best option for enhancing long-term shareholder value.

Cumulative voting for directors

Cumulative voting allocates one vote for each share of stock held, times the number of directors subject to election. A shareholder may cumulate his/her votes and cast all of them in favor of a single candidate, or split them among any combination of candidates. By making it possible to use their cumulated votes to elect at least one board member, cumulative voting is typically a mechanism through which minority shareholders attempt to secure board representation.

We typically oppose proposals that further the candidacy of minority shareholders whose interests do not coincide with our fiduciary responsibility. We may support cumulative voting proposals at companies where the board is not majority independent. We may support cumulative voting at companies that have a controlling shareholder. A cumulative voting structure is not consistent with a majority voting requirement, as it may interfere with the capacity of director candidates to achieve the required level of support. We may not support a cumulative voting proposal at a company that has adopted a majority voting standard.

Director compensation and equity programs

We believe that compensation for independent directors should be structured to align the interests of the directors with those of shareholders, whom the directors have been elected to represent. We believe that independent director compensation packages based on the company's long-term performance and that include some form of long-term equity compensation are more likely to meet this goal; therefore, we typically support proposals to provide such compensation packages. However, we will generally oppose shareholder proposals requiring directors to own a minimum amount of company stock, as we believe that companies should maintain flexibility in administering compensation and equity programs for independent directors, given each company's and director's unique circumstances. As discussed in further detail under the heading "Equity compensation plans" below, we believe that companies should prohibit directors from engaging in transactions with respect to their long-term compensation that might disrupt the intended economic alignment between equity plan beneficiaries and shareholders.

Indemnification of directors and officers

We generally support reasonable but balanced protection of directors and officers. We believe that failure to provide protection to directors and officers might severely limit a company's ability to attract and retain competent leadership. We generally support proposals to provide indemnification that is limited to coverage of legal expenses. However, we may oppose proposals that provide indemnity for: breaches of the duty of loyalty; transactions from which a director derives an improper personal benefit; and actions or omissions not in good faith or those that involve intentional misconduct.

Majority vote requirements

BlackRock generally supports proposals seeking to require director election by majority vote. Majority voting standards assist in ensuring that directors who are not broadly supported by shareholders are not elected to serve as their representatives. We note that majority voting is not appropriate in all circumstances, for example, in the context of a contested election. We also recognize that some companies with a plurality voting standard have adopted a resignation policy for directors who do not receive support from at least a majority of votes cast. Where we believe that the company already has a sufficiently robust majority voting process in place, we may not support a shareholder proposal seeking an alternative mechanism.

Risk oversight

Companies should have an established process for identifying, monitoring and managing key risks, and independent directors should have ready access to relevant management information and outside advice, as appropriate, to ensure they can properly oversee risk management. We encourage companies to provide transparency as to the optimal risk levels, how risk is measured and how risks are reported to the board. We are particularly interested to understand how risk oversight processes evolve in response to changes in corporate strategy and/or shifts in the business and related risk environment. Boards should clearly explain their approach to risk oversight, including where accountability lies within the boardroom for this activity, especially where there are multiple individuals or board committees tasked with oversight of various risks.

Separation of chairman and CEO positions

We believe that independent leadership is important in the board room. In the U.S. there are two commonly accepted structures for independent board leadership: 1) an independent chairman; or 2) a lead independent director. We assess the experience and governance track record of the independent chairman or lead independent director to understand capability and suitability to effectively and constructively lead a board. Our expectations of an individual in this role include, but are not limited to: being available to serve as an advisor to the CEO; contributing to the oversight of CEO and management succession planning; and being available to meet with shareholders when they have highly sensitive concerns about management or corporate governance issues. We generally consider the designation of a lead independent director as an acceptable alternative to an independent chair if the lead independent director has a term of at least one year and has powers to: 1) provide formal input into board meeting agendas; 2) call meetings of the independent directors; and 3) preside at meetings of independent directors. Where a company does not have a lead independent director that meets these criteria, we generally support the separation of chairman and CEO.

Shareholder access to the proxy

We believe that long-term shareholders should have the opportunity, when necessary and under reasonable conditions, to nominate individuals to stand for election to the boards of the companies they own and to have those nominees included on the company's proxy card. This right is commonly referred to as "proxy access". In our view, securing a right of shareholders to nominate directors without engaging in a control contest can enhance shareholders' ability to participate meaningfully in the director election process, stimulate board attention to shareholder interests, and provide shareholders an effective means of directing that attention where it is lacking. Given the complexity of structuring an appropriate proxy access mechanism and the brevity required of shareholder proposals, we generally expect that a shareholder proposal to adopt proxy access will describe general parameters for the mechanism, while providing the board with flexibility to design a process that is appropriate in light of the company's specific circumstances. Proxy access mechanisms should provide shareholders with a reasonable opportunity to use this right without stipulating overly restrictive or onerous parameters for use, and also provide assurances that the mechanism will not be subject to abuse by short-term investors, investors without a substantial investment in the company, or investors seeking to take control of the board. We will review proposals regarding the adoption of proxy access on a case-by-case basis.

Auditors and audit-related issues

BlackRock recognizes the critical importance of financial statements that provide a complete and accurate portrayal of a company's financial condition. Consistent with our approach to voting on boards of directors, we seek to hold the audit committee of the board responsible for overseeing the management of the audit function at a company, and may withhold votes from the audit committee's members where the board has failed to facilitate quality, independent auditing. We look to the audit committee report for insight into the scope of the audit committee's responsibilities, including an overview of audit committee processes, issues on the audit committee's agenda and key decisions taken by the audit committee. We take particular note of cases involving significant financial restatements or material weakness disclosures, and we expect timely disclosure and remediation of accounting irregularities.

The integrity of financial statements depends on the auditor effectively fulfilling its role. To that end, we favor an independent auditor. In addition, to the extent that an auditor fails to reasonably identify and address issues that eventually lead to a significant financial restatement, or the audit firm has violated standards of practice that protect the interests of shareholders, we may also vote against ratification.

From time to time, shareholder proposals may be presented to promote auditor independence or the rotation of audit firms. We may support these proposals when they are consistent with our views as described above.

Capital structure proposals

Blank check preferred

We frequently oppose proposals requesting authorization of a class of preferred stock with unspecified voting, conversion, dividend distribution and other rights ("blank check" preferred stock) because they may serve as a transfer of authority from shareholders to the board and a possible entrenchment device. We generally view the board's discretion to establish voting rights on a when-issued basis as a potential anti-takeover device, as it affords the board the ability to place a block of stock with an investor sympathetic to management, thereby foiling a takeover bid without a shareholder vote. Nonetheless, where the company appears to have a legitimate financing motive for requesting blank check authority, has committed publicly that blank check preferred shares will not be used for anti-takeover purposes, has a history of using blank check preferred stock for financings, or has blank check preferred stock previously outstanding such that an increase would not necessarily provide further anti-takeover protection but may provide greater financing flexibility, we may support the proposal.

Equal voting rights

BlackRock supports the concept of equal voting rights for all shareholders. Some management proposals request authorization to allow a class of common stock to have superior voting rights over the existing common or to allow a class of common to elect a majority of the board. We oppose such differential voting power as it may have the effect of denying shareholders the opportunity to vote on matters of critical economic importance to them.

When a management or shareholder proposal requests to eliminate an existing dual-class voting structure, we seek to determine whether the cost of restructuring will have a clear economic benefit to our clients' portfolio(s). We evaluate these proposals on a case-by-case basis, and we consider the level and nature of control associated with the dual-class voting structure as well as the company's history of responsiveness to shareholders in determining whether support of such a measure is appropriate.

Increase in authorized common shares

BlackRock considers industry specific norms in our analysis of these proposals, as well as a company's history with respect to the use of its common shares. Generally, we are predisposed to support a company if the board believes additional common shares are necessary to carry out the firm's business. The most substantial concern we might have with an increase is the possibility of use of common shares to fund a poison pill plan that is not in the economic interests of shareholders.

Increase or issuance of preferred stock

These proposals generally request either authorization of a class of preferred stock or an increase in previously authorized preferred stock. Preferred stock may be used to provide management with the flexibility to consummate beneficial acquisitions, combinations or financings on terms not necessarily available via other means of financing. We generally support these proposals in cases where the company specifies the voting, dividend, conversion and other rights of such stock where the terms of the preferred stock appear reasonable.

Stock splits and reverse stock splits

We generally support stock splits that are not likely to negatively affect the ability to trade shares or the economic value of a share. We generally support reverse splits that are designed to avoid delisting or to facilitate trading in the stock, where the reverse split will not have a negative impact on share value (*e.g.* one class is reduced while others remain at pre-split levels). In the event of a proposal to reverse split that would not also proportionately reduce the company's authorized stock, we apply the same analysis we would use for a proposal to increase authorized stock.

Mergers, asset sales, and other special transactions

In reviewing merger and asset sale proposals, BlackRock's primary concern is the best long-term economic interests of shareholders. While these proposals vary widely in scope and substance, we closely examine certain salient features in our analyses. The varied nature of these proposals ensures that the following list will be incomplete. However, the key factors that we typically evaluate in considering these proposals include:

- For mergers and asset sales, we assess the degree to which the proposed transaction represents a premium to the company's trading price. In order to filter out the effects of pre-merger news leaks on the parties' share prices, we consider a share price from multiple time periods prior to the date of the merger announcement. In most cases, business combinations should provide a premium. We may consider comparable transaction analyses provided by the parties' financial advisors and our own valuation assessments. For companies facing insolvency or bankruptcy, a premium may not apply.
- There should be a favorable business reason for the combination.
- Unanimous board approval and arm's-length negotiations are preferred. We will consider whether the transaction involves a dissenting board or does not appear to be the result of an arm's-length bidding process. We may also consider whether executive and/or board members' financial interests in a given transaction appear likely to affect their ability to place shareholders' interests before their own.
- We prefer transaction proposals that include the fairness opinion of a reputable financial advisor assessing the value of the transaction to shareholders in comparison to recent similar transactions.

Poison pill plans

Also known as Shareholder Rights Plans, these plans generally involve issuance of call options to purchase securities in a target firm on favorable terms. The options are exercisable only under certain circumstances, usually accumulation of a specified percentage of shares in a relevant company or launch of a hostile tender offer. These plans are often adopted by the board without being subject to shareholder vote.

Poison pill proposals generally appear on the proxy as shareholder proposals requesting that existing plans be put to a vote. This vote is typically advisory and therefore non-binding. We generally vote in favor of shareholder proposals to rescind poison pills.

Where a poison pill is put to a shareholder vote, our policy is to examine these plans individually. Although we oppose most plans, we may support plans that include a reasonable 'qualifying offer clause.' Such clauses typically require shareholder ratification of the pill, and stipulate a sunset provision whereby the pill expires unless it is renewed. These clauses also tend to specify that an all cash bid for all shares that includes a fairness opinion and evidence of financing does not trigger the pill, but forces either a special meeting at which the offer is put to a shareholder vote, or the board to seek the written consent of shareholders where shareholders could rescind the pill in their discretion. We may also support a pill where it is the only effective method for protecting tax or other economic benefits that may be associated with limiting the ownership changes of individual shareholders.

Reimbursement of expenses for successful shareholder campaigns

Proxy contests and other public campaigns can be valuable mechanisms for holding boards of underperforming companies accountable to their shareholders. However, these campaigns can also lead to unwarranted cost and distraction for boards and management teams, and may be imposed by investors whose interests are not aligned with other investors. Therefore, we generally do not support proposals seeking the reimbursement of proxy contest expenses, even in situations where we support the shareholder campaign, as we believe that introducing the possibility of such reimbursement may incentivize disruptive and unnecessary shareholder campaigns.

Remuneration and benefits

We note that there are both management and shareholder proposals related to executive compensation that appear on corporate ballots. We generally vote on these proposals as described below, except that we typically oppose shareholder proposals on issues where the company already has a reasonable policy in place that we believe is sufficient to address the issue. We may also oppose a shareholder proposal regarding executive compensation if the company's history suggests that the issue raised is not likely to present a problem for that company.

Advisory resolutions on executive compensation ("Say on Pay")

In cases where there is a Say on Pay vote, BlackRock will respond to the proposal as informed by our evaluation of compensation practices at that particular company, and in a manner that appropriately addresses the specific question posed to shareholders. We describe in the Appendix herein ("Our approach to Say on Pay") our beliefs and expectations related to executive compensation practices, our Say on Pay analysis framework, and our typical approach to engagement and voting on Say on Pay.

Advisory votes on the frequency of Say on Pay resolutions ("Say When on Pay")

BlackRock will generally opt for a triennial vote on Say on Pay. We believe that shareholders should undertake an annual review of executive compensation and express their concerns through their vote on the members of the compensation committee. As a result, it is generally not necessary to hold a Say on Pay vote on an annual basis, as the Say on Pay vote merely supplements the shareholder's vote on compensation committee members. However, we may support annual Say on Pay votes in some situations, for example, where we conclude that a company has failed to align pay with performance.

Claw back proposals

Claw back proposals are generally shareholder sponsored and seek recoupment of bonuses paid to senior executives if those bonuses were based on financial results that are later restated or were otherwise awarded as a result of deceptive business practices. We generally favor recoupment from any senior executive whose compensation was based on faulty financial reporting or deceptive business practices, regardless of that particular executive's role in the faulty reporting. We typically support these proposals unless the company already has a robust claw back policy that sufficiently addresses our concerns.

Employee stock purchase plans

An employee stock purchase plan ("ESPP") gives the issuer's employees the opportunity to purchase stock in the issuer, typically at a discount to market value. We believe these plans can provide performance incentives and help align employees' interests with those of shareholders. The most common form of ESPP qualifies for favorable tax treatment under Section 423 of the Internal Revenue Code. Section 423 plans must permit all full-time employees to participate, carry restrictions on the maximum number of shares that can be purchased, carry an exercise price of at least 85 percent of fair market value on grant date with offering periods of 27 months or less, and be approved by shareholders. We will typically support qualified ESPP proposals.

Equity compensation plans

BlackRock supports equity plans that align the economic interests of directors, managers and other employees with those of shareholders. We believe that boards should establish policies prohibiting use of equity awards in a manner that could disrupt the intended alignment with shareholder interests, for example: use of the stock as collateral for a loan; use of the stock in a margin account; use of the stock (or an unvested award) in hedging or derivative transactions. We may support shareholder proposals requesting the board to establish such policies.

Our evaluation of equity compensation plans is based on a company's executive pay and performance relative to peers and whether the plan plays a significant role in a pay-for-performance disconnect. We generally oppose plans that contain "evergreen" provisions allowing for the unlimited increase of shares reserved without requiring further shareholder approval after a reasonable time period. We also generally oppose plans that allow for repricing without shareholder approval. We may also oppose plans that provide for the acceleration of vesting of equity awards even in situations where an actual change of control may not occur. We encourage companies to structure their change of control provisions to require the termination of the covered employee before acceleration or special payments are triggered. Finally, we may oppose plans where we believe that the company is aggressively accounting for the equity delivered through their stock plans.

Golden parachutes

Golden parachutes provide for compensation to management in the event of a change in control. We generally view golden parachutes as encouragement to management to consider transactions that might be beneficial to shareholders. However, a large potential payout under a golden parachute arrangement also presents the risk of motivating a management team to support a sub-optimal sale price for a company.

We may support shareholder proposals requesting that implementation of such arrangements require shareholder approval. We generally support proposals requiring shareholder approval of plans that exceed 2.99 times an executive's current salary and bonus, including equity compensation.

When determining whether to support or oppose an advisory vote on a golden parachute plan ("Say on Golden Parachutes"), we normally support the plan unless it appears to result in payments that are excessive or detrimental to shareholders. In evaluating golden parachute plans, BlackRock may consider several factors, including:

- whether we believe that the triggering event is in the best interest of shareholders;
- an evaluation of whether management attempted to maximize shareholder value in the triggering event;

- the percentage of total transaction value that will be transferred to the management team, rather than shareholders, as a result of the golden parachute payment;
- whether excessively large excise tax gross up payments are part of the payout;
- whether the pay package that serves as the basis for calculating the golden parachute payment was reasonable in light of performance and peers; and/or
- whether the golden parachute payment will have the effect of rewarding a management team that has failed to effectively manage the company.

It may be difficult to anticipate the results of a plan until after it has been triggered; as a result, BlackRock may vote against a Say on Golden Parachute proposal even if the golden parachute plan under review was approved by shareholders when it was implemented.

Option exchanges

BlackRock may support a request to exchange underwater options under the following circumstances: the company has experienced significant stock price decline as a result of macroeconomic trends, not individual company performance; directors and executive officers are excluded; the exchange is value neutral or value creative to shareholders; and there is clear evidence that absent repricing the company will suffer serious employee incentive or retention and recruiting problems. BlackRock may also support a request to exchange underwater options in other circumstances, if we determine that the exchange is in the best interest of shareholders.

Pay-for-Performance plans

In order for executive compensation exceeding $1 million to qualify for federal tax deductions, the Omnibus Budget Reconciliation Act (OBRA) requires companies to link that compensation, for the company's top five executives, to disclosed performance goals and submit the plans for shareholder approval. The law further requires that a compensation committee comprised solely of outside directors administer these plans. Because the primary objective of these proposals is to preserve the deductibility of such compensation, we generally favor approval in order to preserve net income.

Pay-for-Superior-Performance

These are typically shareholder proposals requesting that compensation committees adopt policies under which a portion of equity compensation requires the achievement of performance goals as a prerequisite to vesting. We generally believe these matters are best left to the compensation committee of the board and that shareholders should not set executive compensation or dictate the terms thereof. We may support these proposals if we have a substantial concern regarding the company's compensation practices over a significant period of time, the proposals are not overly prescriptive, and we believe the proposed approach is likely to lead to substantial improvement.

Supplemental executive retirement plans

BlackRock may support shareholder proposals requesting to put extraordinary benefits contained in Supplemental Executive Retirement Plans ("SERP") agreements to a shareholder vote unless the company's executive pension plans do not contain excessive benefits beyond what is offered under employee-wide plans.

Social, ethical and environmental issues

Our fiduciary duty to clients is to protect and enhance their economic interest in the companies in which we invest on their behalf. It is within this context that we undertake our corporate governance activities. We believe that well-managed companies will deal effectively with the social, ethical and environmental ("SEE") aspects of their businesses.

BlackRock expects companies to identify and report on the material, business-specific SEE risks and opportunities and to explain how these are managed. This explanation should make clear how the approach taken by the company best serves the interests of shareholders and protects and enhances the long-term economic value of the company. The key performance indicators in relation to SEE matters should also be disclosed and performance against them discussed, along with any peer group benchmarking and verification processes in place. This helps shareholders assess how well management is dealing with the SEE aspects of the business. Any global standards adopted should also be disclosed and discussed in this context.

We may vote against the election of directors where we have concerns that a company might not be dealing with SEE issues appropriately. Sometimes we may reflect such concerns by supporting a shareholder proposal on the issue, where there seems to be either a significant potential threat or realized harm to shareholders' interests caused by poor management of SEE matters. In deciding our course of action, we will assess whether the company has already taken sufficient steps to address the concern and whether there is a clear and material economic disadvantage to the company if the issue is not addressed.

More commonly, given that these are often not voting issues, we will engage directly with the board or management. The trigger for engagement on a particular SEE concern is our assessment that there is potential for material economic ramifications for shareholders.

We do not see it as our role to make social, ethical or political judgments on behalf of clients. We expect investee companies to comply, at a minimum, with the laws and regulations of the jurisdictions in which they operate. They should explain how they manage situations where such laws or regulations are contradictory or ambiguous.

General corporate governance matters

We believe that shareholders should have the right to vote on key corporate governance matters, including on changes to governance mechanisms and amendments to the charter/articles/by-laws. We may vote against certain directors where changes to governing documents are not put to a shareholder vote within a reasonable period of time, in particular if those changes have the potential to impact shareholder rights (see "Director elections" herein). In cases where a board's unilateral adoption of changes to the charter/articles/by-laws promotes cost and operational efficiency benefits for the company and its shareholders, we may support such action if it does not have a negative effect on shareholder rights or the company's corporate governance structure.

When voting on a management or shareholder proposal to make changes to charter/articles/by-laws, we will consider in part the company's and/or proponent's publicly stated rationale for the changes, the company's governance profile and history, relevant jurisdictional laws, and situational or contextual circumstances which may have motivated the proposed changes, among other factors. We will typically support changes to the charter/articles/by-laws where the benefits to shareholders, including the costs of failing to make those changes, demonstrably outweigh the costs or risks of making such changes.

Adjourn meeting to solicit additional votes

We generally support such proposals unless the agenda contains items that we judge to be detrimental to shareholders' best long-term economic interests.

Bundled proposals

We believe that shareholders should have the opportunity to review substantial governance changes individually without having to accept bundled proposals. Where several measures are grouped into one proposal, BlackRock may reject certain positive changes when linked with proposals that generally contradict or impede the rights and economic interests of shareholders.

Corporate political activities

Companies may engage in certain political activities, within legal and regulatory limits, in order to influence public policy consistent with the companies' values and strategies, and thus serve shareholders' best long-term economic interests. These activities can create risks, including: the potential for allegations of corruption; the potential for reputational issues associated with a candidate, party or issue; and risks that arise from the complex legal, regulatory and compliance considerations associated with corporate political activity. We believe that companies which choose to engage in political activities should develop and maintain robust processes to guide these activities and to mitigate risks, including a level of board oversight.

When presented with shareholder proposals requesting increased disclosure on corporate political activities, we may consider the political activities of that company and its peers, the existing level of disclosure, and our view regarding the associated risks. We generally believe that it is the duty of boards and management to determine the appropriate level of disclosure of all types of corporate activity, and we are generally not supportive of proposals that are overly prescriptive in nature. We may determine to support a shareholder proposal requesting additional reporting of corporate political activities where there seems to be either a significant potential threat or actual harm to shareholders' interests and where we believe the company has not already provided shareholders with sufficient information to assess the company's management of the risk.

Finally, we believe that it is not the role of shareholders to suggest or approve corporate political activities; therefore we generally do not support proposals requesting a shareholder vote on political activities or expenditures.

Other business

We oppose giving companies our proxy to vote on matters where we are not given the opportunity to review and understand those measures and carry out an appropriate level of shareholder oversight.

Reincorporation

Proposals to reincorporate from one state or country to another are most frequently motivated by considerations of anti-takeover protections, legal advantages, and/or cost savings. We will evaluate, on a case-by-case basis, the economic and strategic rationale behind the company's proposal to reincorporate. In all instances, we will evaluate the changes to shareholder protection under the new charter/articles/by-laws to assess whether the move increases or decreases shareholder protections. Where we find that shareholder protections are diminished, we may support reincorporation if we determine that the overall benefits outweigh the diminished rights.

IPO governance

We expect boards to consider and disclose how the corporate governance structures adopted upon initial public offering ("IPO") are in shareholders' best long-term interests. We also expect boards to conduct a regular review of corporate governance and control structures, such that boards might evolve foundational corporate governance structures as company circumstances change, without undue costs and disruption to shareholders.

We will typically apply a one-year grace period for the application of certain director-related guidelines (including, but not limited to, director independence and over-boarding considerations), during which we expect boards to take steps to bring corporate governance standards in line with our expectations.

Further, if a company qualifies as an emerging growth company (an "EGC") under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we will give consideration to the NYSE and NASDAQ governance exemptions granted under the JOBS Act for the duration such a company is categorized as an EGC. We expect an EGC to have a totally independent audit committee by the first anniversary of its IPO, with our standard approach to voting on auditors and audit-related issues applicable in full for an EGC on the first anniversary of its IPO.

Shareholders' right to act by written consent

In exceptional circumstances and with sufficiently broad support, shareholders should have the opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting. We therefore believe that shareholders should have the right to solicit votes by written consent provided that: 1) there are reasonable requirements to initiate the consent solicitation process in order to avoid the waste of corporate resources in addressing narrowly supported interests; and 2) support from a minimum of 50% of outstanding shares is required to effectuate the action by written consent. We may oppose shareholder proposals requesting the right to act by written consent in cases where the proposal is structured for the benefit of a dominant shareholder to the exclusion of others, or if the proposal is written to discourage the board from incorporating appropriate mechanisms to avoid the waste of corporate resources when establishing a right to act by written consent. Additionally, we may oppose shareholder proposals requesting the right to act by written consent if the company already provides a shareholder right to call a special meeting that we believe offers shareholders a reasonable opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting.

Shareholders' right to call a special meeting

In exceptional circumstances and with sufficiently broad support, shareholders should have the opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting. We therefore believe that shareholders should have the right to call a special meeting in cases where a reasonably high proportion of shareholders (typically a minimum of 15% but no higher than 25%) are required to agree to such a meeting before it is called, in order to avoid the waste of corporate resources in addressing narrowly supported interests. However, we may oppose this right in cases where the proposal is structured for the benefit of a dominant shareholder to the exclusion of others. We generally believe that a right to act via written consent is not a sufficient alternative to the right to call a special meeting.

Simple majority voting

We generally favor a simple majority voting requirement to pass proposals. Therefore, we will support the reduction or the elimination of supermajority voting requirements to the extent that we determine shareholders' ability to protect their economic interests is improved. Nonetheless, in situations where there is a substantial or dominant shareholder, supermajority voting may be protective of public shareholder interests and we may support supermajority requirements in those situations.

Appendix: Our Approach to Say on Pay

We describe herein our beliefs and expectations related to executive compensation practices, our Say on Pay analysis framework, and our typical approach to engagement and voting on Say on Pay. We provide our views on this issue in somewhat more detail than other issues covered in these Guidelines because of the particular focus on executive compensation matters in the U.S. Although we expect proxy disclosures to be the primary mechanism for companies to explain their executive compensation practices, we may engage with members of management and/or the compensation committee of the board, where concerns are identified or where we seek to better understand a company's approach to executive compensation. We may also decline opportunities to engage with companies where we do not have any questions or concerns or believe that these Guidelines already cover the issues at hand.

Beliefs and Expectations Related to Executive Compensation Practices

- We believe that compensation committees are in the best position to make compensation decisions and should maintain significant flexibility in administering compensation programs, given their knowledge of the strategic plans for the company, the industry in which the company operates, the appropriate performance measures for the company, and other issues internal and/or unique to the company.
- Companies should explicitly disclose how incentive plans reflect strategy and incorporate long-term shareholder value drivers; this discussion should include the commensurate metrics and timeframes by which shareholders should assess performance.
- We support incentive plans that foster the sustainable achievement of results. Although we believe that companies should identify those performance measures most directly tied to shareholder value creation, we also believe that emphasis should be on those factors within management's control to create economic value over the long-term, which should ultimately lead to sustained shareholder returns over the long-term. Similarly, the vesting timeframes associated with incentive plans should facilitate a focus on long-term value creation, as appropriate to that particular company.
- While we do support the concept of compensation formulas that allow shareholders to clearly understand the rationale for compensation decisions, we do not believe that a solely formulaic approach to executive compensation necessarily drives shareholder value. BlackRock believes that compensation committees should use their discretion in designing incentive plans, establishing pay quanta, and finalizing compensation decisions, and should demonstrate how decisions are aligned with shareholder interests.
- BlackRock does not discourage compensation structures that differ from market practice. However, where compensation practices differ substantially from market practice, *e.g.* in the event of unconventional incentive plan design or extraordinary decisions made in the context of transformational corporate events or turnaround situations, we expect clear disclosure explaining how the decisions are in shareholders' best interests.
- We understand that compensation committees are undertaking their analysis in the context of a competitive marketplace for executive talent. We acknowledge that the use of peer group evaluation by compensation committees can help ensure competitive pay; however we are concerned about the potential ratchet effect of explicit benchmarking to peers. We therefore believe that companies should use peer groups to maintain an awareness of peer pay levels and practices so that pay is market competitive, while mitigating potential ratcheting of pay that is disconnected from actual performance.
- We expect companies to select peers that are broadly comparable to the company in question, based on objective criteria that are directly relevant to setting competitive compensation; we evaluate peer group selection based on factors including, but not limited to, business size, relevance, complexity, risk profile, and/or geography.

- We do not believe that arbitrary limits on potential compensation are necessarily in shareholders' best interests if those limits have the potential to cap performance. However, we expect compensation committees to ensure that incentive plans do not incentivize excessive risk taking beyond the company's determined risk appetite and that rewards are reasonable in light of returns to shareholders.

- We do not set forth a preference between cash, restricted stock, performance based equity awards, and stock options, amongst other compensation vehicles. We acknowledge that each may have an appropriate role in recruiting and retaining executives, in incentivizing behavior and performance, and in aligning shareholders' and executives' interests. Compensation committees should clearly disclose the rationale behind their selection of pay vehicles and how these fit with intended incentives. We also observe that different types of awards exhibit varying risk profiles, and the risks associated with pay plan design should be in line with the company's stated strategy and risk appetite.

- We expect compensation committees to consider and respond to the shareholder voting results of relevant proposals at previous years' annual meetings, and other feedback received from shareholders, as they evaluate compensation plans. At the same time, compensation committees should ultimately be focused on incentivizing long-term shareholder value creation and not necessarily on achieving a certain level of support on Say on Pay at any particular shareholder meeting.

Say on Pay Analysis Framework

- We analyze the compensation practices in the context of the company's stated strategy and identified value drivers and seek to understand the link between strategy, value drivers and incentive plan design.

- We examine both target and realizable compensation in order to understand the compensation committee's intended outcomes, to judge the appropriateness and rigor of performance measures and hurdles, and to assess the pay plan's sensitivity to the performance of the company.

- We review the pay and performance profiles of the company's disclosed peer companies, as applicable, to identify relative outliers for potential further analysis. We supplement our analysis of the company's stated peers with an independent review of peer companies as identified by third party vendors and our own analysis; part of this analysis includes an assessment of the relevance of the company's stated peers and the potential impact the company's peer selection may have on pay decisions.

- We conduct our analysis over various time horizons, with an emphasis on a sustained period, generally 3-5 years; however we consider company-specific factors, including the timeframe the company uses for performance evaluation, the nature of the industry, and the typical business cycle, in order to identify an appropriate timeframe for evaluation.

- We review key changes to pay components from previous years and consider the compensation committee's rationale for those changes.

- We examine extraordinary pay items (including but not limited to actual or contractual severance payments, inducement grants, one-time bonus and/or retention awards) to understand the compensation committee's rationale and alignment with shareholder interests.

- We may engage with members of management and/or the compensation committee of the board, where concerns are identified or where we seek to better understand a company's approach to executive compensation.

- We consider BlackRock's historical voting decisions (including whether a concern that led to a previous vote against management has been addressed, or whether we determined to support management at previous shareholder meetings with the expectation of future change), engagement activity, other corporate governance concerns at the company, and the views of our portfolio managers.

- We assess the board's responsiveness to shareholder voting results of relevant proposals at previous years' annual meetings, and other feedback received from shareholders.

Engagement and Voting on Say on Pay

- In many instances, we believe that direct discussion with issuers, in particular with the members of the compensation committee, can be an effective mechanism for building mutual understanding on executive compensation issues and for communicating any concerns we may have on executive compensation.
- In the event that we determine engagement is not expected to lead to resolution of our concerns about executive compensation, we may consider voting against members of the compensation committee, consistent with our preferred approach to hold members of the relevant key committee of the board accountable for governance concerns. As a result, our Say on Pay vote is likely to correspond with our vote on the directors who are compensation committee members responsible for making compensation decisions.
- We may determine to vote against the election of compensation committee members and/or Say on Pay proposals in certain instances, including but not limited to when:
    - We identify a misalignment over time between target pay and/or realizable compensation and company performance as reflected in financial and operational performance and/or shareholder returns;
    - We determine that a company has not persuasively demonstrated the connection between strategy, long-term shareholder value creation and incentive plan design;
    - We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers;
    - We observe an overreliance on discretion or extraordinary pay decisions to reward executives, without clearly demonstrating how these decisions are aligned with shareholders' interests;
    - We determine that company disclosure is insufficient to undertake our pay analysis; and/or
    - We observe a lack of board responsiveness to significant investor concern on executive compensation issues.

EXHIBIT C

(see attached)

BLACKROCK®

Our Approach to Executive Compensation

March 2015

Our Approach to Executive Compensation

We describe herein our beliefs and expectations related to executive compensation[1] practices, our Say on Pay[2] analysis framework, and our typical approach to engagement and voting on Say on Pay. We provide our views on this issue in somewhat more detail than other issues covered in our various regional proxy voting guidelines because of the particular focus on executive compensation matters following the adoption of Say on Pay regulations in a number of markets. This approach is generally meant to be global in scope, although we acknowledge that Say on Pay and relevant disclosures are not applicable to every jurisdiction. Although we expect proxy disclosures to be the primary mechanism for companies to explain their executive compensation practices, we may engage with companies, preferably independent members of the compensation committee of the board, where concerns are identified or where we seek to better understand a company's approach to executive compensation. We may also decline opportunities to engage with companies where we do not have any questions or concerns or believe that these published views already cover the issues at hand. Moreover, we believe engagement is most likely to be meaningful and mutually beneficial if the company is already advanced in its remuneration setting process, i.e. it brings to the discussion a final or nearly final proposal and accompanying rationale as to why the proposal is in shareholders' best long-term economic interests. We do not think it is appropriate or useful for companies to engage with us primarily for the purpose of gaging our support in advance of the general meeting.

Beliefs and Expectations Related to Executive Compensation Practices

- We believe that compensation committees are in the best position to make compensation decisions and should maintain significant flexibility in administering compensation programs, given their knowledge of the strategic plans for the company, the industry in which the company operates, the appropriate performance measures for the company, and other issues internal and/or unique to the company.
- Companies should explicitly disclose how incentive plans reflect strategy and incorporate long-term shareholder value drivers; this discussion should include the commensurate metrics and timeframes by which shareholders should assess performance.
- We support incentive plans that foster the sustainable achievement of results. Although we believe that companies should identify those performance measures most directly tied to shareholder value creation, we also believe that emphasis should be on those factors within management's control to create economic value over the long-term, which should ultimately lead to sustained shareholder returns over the long-term. Similarly, the vesting timeframes associated with incentive plans should facilitate a focus on long-term value creation, as appropriate to that particular company.
- We expect full disclosure of the performance measures selected and the rationale for the selection of such performance measures.
- While we do support the concept of compensation formulas that allow shareholders to clearly understand the rationale for compensation decisions, we do not believe that a solely formulaic approach to executive compensation necessarily drives shareholder value. BlackRock believes that compensation committees should use their discretion in designing incentive plans, establishing pay quanta, and finalizing compensation decisions, and should demonstrate how decisions are aligned with shareholder interests. Where a compensation committee has used its discretion in determining the outcome of any compensation structure we expect transparency with respect to how and why discretion was used.
- BlackRock does not discourage compensation structures that differ from market practice. However, where compensation practices differ substantially from market practice, *e.g.* in the event of unconventional incentive plan design or extraordinary decisions made in the context of transformational corporate events or turnaround situations, we expect clear disclosure explaining how the decisions are in shareholders' best interests.
- We understand that compensation committees are undertaking their analysis in the context of a competitive marketplace for executive talent. We acknowledge that the use of peer group evaluation by compensation committees can help ensure competitive pay; however we are concerned about the potential ratchet effect of explicit benchmarking to peers. We therefore believe that companies should use peer groups to maintain an awareness of peer pay levels and practices so that pay is market competitive, while mitigating potential ratcheting of pay that is disconnected from actual performance.

[1] The term 'compensation' is used as an equivalent to the words 'remuneration' or 'pay'.
[2] The terminology can vary depending on markets but 'Say on Pay' is the generic expression referring to the ability of shareholders to vote on the compensation of executives. The vote can be advisory or binding, as well as prospective or retrospective.

- We expect companies to select peers that are broadly comparable to the company in question, based on objective criteria that are directly relevant to setting competitive compensation; we evaluate peer group selection based on factors including, but not limited to, business size, relevance, complexity, risk profile, and/or geography.

- We do not believe that arbitrary limits on potential compensation are necessarily in shareholders' best interests if those limits have the potential to cap performance. However, we expect compensation committees to ensure that incentive plans do not incentivize excessive risk taking beyond the company's determined risk appetite and that rewards are reasonable in light of returns to shareholders.

- We do not set forth a preference between cash, restricted stock, performance based equity awards, and stock options, amongst other compensation vehicles. We acknowledge that each may have an appropriate role in recruiting and retaining executives, in incentivizing behaviour and performance, and in aligning shareholders' and executives' interests. Compensation committees should clearly disclose the rationale behind their selection of pay vehicles and how these fit with intended incentives. We also observe that different types of awards exhibit varying risk profiles, and the risks associated with pay plan design should be in line with the company's stated strategy and risk appetite.

- We expect compensation committees to consider and respond to the shareholder voting results of relevant proposals at previous years' annual meetings, and other feedback received from shareholders, as they evaluate compensation plans. At the same time, compensation committees should ultimately be focused on incentivizing long-term shareholder value creation and not necessarily on achieving a certain level of support on Say on Pay at any particular shareholder meeting.

Say on Pay Analysis Framework

- We analyse the compensation practices in the context of the company's stated strategy and identified value drivers and seek to understand the link between strategy, value drivers and incentive plan design.

- We examine both target and realizable compensation in order to understand the compensation committee's intended outcomes, to judge the appropriateness and rigor of performance measures and hurdles, and to assess the pay plan's sensitivity to the performance of the company.

- We make an assessment of the relevance of the company's stated peers and the potential impact the company's peer selection may have on pay decisions.

- We conduct our analysis over various time horizons, with an emphasis on a sustained period, generally 3-5 years; however we consider company-specific factors, including the timeframe the company uses for performance evaluation, the nature of the industry, and the typical business cycle, in order to identify an appropriate timeframe for evaluation.

- We review key changes to pay components from previous years and consider the compensation committee's rationale for those changes.

- We examine extraordinary pay items (including but not limited to actual or contractual severance payments, inducement grants, one-time bonus and/or retention awards) to understand the compensation committee's rationale and alignment with shareholder interests.

- We may engage with companies, preferably independent members of the compensation committee of the board, where concerns are identified or where we seek to better understand a company's approach to executive compensation.

- We consider BlackRock's historical voting decisions (including whether a concern that led to a previous vote against management has been addressed, or whether we determined to support management at previous shareholder meetings with the expectation of future change), engagement activity, other corporate governance concerns at the company, and the views of our portfolio managers.

- We assess the board's responsiveness to shareholder voting results of relevant proposals at previous years' annual meetings, and other feedback received from shareholders.

Engagement and Voting on Say on Pay

- In many instances, we believe that direct discussion with issuers, in particular with the members of the compensation committee, can be an effective mechanism for building mutual understanding on executive compensation issues and for communicating any concerns we may have on executive compensation.
- In the event that we determine engagement is not expected to lead to resolution of our concerns about executive compensation, we may consider voting against members of the compensation committee, consistent with our preferred approach to hold members of the relevant key committee of the board accountable for governance concerns.
- We may determine to vote against the election of compensation committee members and/or Say on Pay proposals in certain instances, including but not limited to when:
    - We identify a misalignment over time between target pay and/or realizable compensation and company performance as reflected in financial and operational performance and/or shareholder returns;
    - We determine that a company has not persuasively demonstrated the connection between strategy, long-term shareholder value creation and incentive plan design;
    - We determine that compensation is excessive relative to peers without appropriate rationale or explanation, including the appropriateness of the company's selected peers;
    - We observe an overreliance on discretion or extraordinary pay decisions to reward executives, without clearly demonstrating how these decisions are aligned with shareholders' interests;
    - We determine that company disclosure is insufficient to undertake our pay analysis; and/or
    - We observe a lack of board responsiveness to significant investor concern on executive compensation issues.

Disclaimer

This document contains general information only and is not intended to be relied upon as a forecast, research, investment advice, or a recommendation, offer or solicitation to buy or sell any securities or to adopt any investment strategy. The opinions expressed are as of April 1, 2015 and may change as subsequent conditions vary. The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by BlackRock, Inc. and/or its subsidiaries (together, "BlackRock") to be reliable, are not necessarily all inclusive and are not guaranteed as to accuracy. There is no guarantee that any forecasts made will come to pass. Any investments named within this material may not necessarily be held in any accounts managed by BlackRock. Reliance upon information in this material is at the sole discretion of the reader. The information does not take into account individual financial circumstances. 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